UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Graham Holdings Company
(Exact Name of Registrant as specified in its charter)

Delaware	1-6714	53-0182885
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

1300 North 17th St., Arlington, VA		22209
(Address of principal executive offices)		(Zip code)

Nicole Maddrey (703) 345-6300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Item 1.02 Exhibit
A copy of our Conflict Minerals Report is filed as Exhibit 1.01 and is publicly available at http://www.ghco.com/phoenix.zhtml?c=62487&p=irol-sec .

Section 2 - Exhibits

Item 2.01 Exhibits

Designation	Description	Method of Filing
Exhibit 1.01	Conflict Minerals Report	Filed with this report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Graham Holdings Company
(Registrant)

/s/ Nicole Maddrey	5/31/2016
By Nicole Maddrey, Senior Vice President, General Counsel and Secretary	(Date)